(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 0-27558

CUSIP Number: 232946103

For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cytyc Corporation
Full Name of Registrant

N/A
Former Name if Applicable

250 Campus Drive
Address of Principal Executive Office (Street and Number)

Marlborough, MA 01752
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach extra Sheets if Needed)

As previously announced and as described in the Current Report on Form 8-K of Cytyc Corporation (the “Company”) filed with the Securities and Exchange Commission on March 15, 2007 (the “March 15, 2007 Form 8-K”), the Company is in the process of restating its previously issued financial statements and related financial information for the years 1996 to 2006 in an amendment to its 2006 Form 10-K (the “Form 10-K/A”), which the Company expects to file before the end of May 2007. Due to the determination that the Company should restate prior period financial statements, the Company is unable to file its Form 10-Q for the fiscal quarter ended March 31, 2007 (the “Form 10-Q”) on or before the prescribed date of May 10, 2007, or on or before the fifth calendar day following such filing date to qualify under Rule 12b-25(b). However, the Company expects to file the Form 10-Q within 30 days after the Form 10-K/A is filed.

The information set forth in the March 15, 2007 Form 8-K under “Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review” is incorporated herein by reference.

Forward-looking Statements. This Form 12b-25 contains various forward-looking statements that can be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “estimates,” “may,” “will,” and “should,” and their variants. Forward-looking statements include the Company’s expectations regarding the need to amend or restate its financial statements, the reasons for the amendment or restatement, the periods affected, the impact of the amended or restated financial information on the Company’s results and its expectations regarding the filing of the restated or amended financial statements. These statements speak only as of the date hereof and are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the final outcome of the Company’s accounting review and actions that may be taken or required as a result of the expected restatement or amendment, and the conclusions reached by the Company’s management, Audit Committee, Board of Directors or its independent registered public accounting firm based on the results of the review. For other factors that could cause the Company’s results to vary from expectations, please see the section entitled “Risk Factors” in the Company’s annual report on Form 10-K for the year ended December 31, 2006 and other factors described from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation to revise or update publicly any forward-looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Timothy M. Adams	(508)	263-2900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cytyc Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2007	By:	/s/ Timothy M. Adams
	Name:	Timothy M. Adams
	Title:	Senior Vice President, Chief Financial Officer and Treasurer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).